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                                               1934 Act Registration No. 1-14418

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002

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                              SK TELECOM CO., LTD.
                (Translation of registrant's name into English)

                                99, Seorin-dong
                                   Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F [X]            Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes [ ]                  No [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-       .)

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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     On November 15, 2002, SK Telecom Co., Ltd. (the "Company") received an order from the Korean Ministry of Information and Communication of Korea ("MIC") pursuant to which the Company will be prohibited from signing on new subscribers for 30 days from November 21, 2002 through December 20, 2002 for violating MIC's handset subsidy regulation.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   SK Telecom Co., Ltd.



                                                   By: /s/  Sung Hae Cho
                                                       -------------------------
                                                       Name: Sung Hae Cho
                                                       Title: Vice President


Date: November 19, 2002

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